Exhibit 99.1

MiX TELEMATICS LIMITED (Incorporated in the Republic of South Africa) (Registration number 1995/013858/06) JSE share code: MIX ISIN: ZAE000125316 NYSE share code: MIXT (“MiX Telematics”)

DEALINGS IN SECURITIES BY A DIRECTOR OF MIX TELEMATICS IN TERMS OF A RULE 10B5-1 TRADING PLAN

Shareholders are referred to the SENS announcement published on December 6, 2018 wherein shareholders were advised that Stefan Joselowitz had established a pre-arranged trading plan to sell up to 350,000 American Depositary Shares (“ADSs”), being equivalent to 8,750,000 ordinary shares over a 6 to 12 month period as part of a long-term strategy for asset diversification and estate planning in accordance with Rule 10b5-1 under the Securities Exchange Act of 1934, as amended (“the Trading Plan”).

Shareholders are accordingly advised of the sale of 60,000 ADSs as further set out below, being the full allowance permissible under the Trading Plan for the month of April 2019. This brings the total number of shares sold under this plan so far to 180,000 ADSs. If all the planned sales under the Trading Plan are completed, Stefan Joselowitz will still beneficially own 723,681 ADSs (equivalent to 18,092,025 ordinary shares).

Name of director:	Stefan Joselowitz
Transaction date:	April 1, 2019
Class of securities:	ADS*
Number of securities	25 634 (made up of 640,850 ordinary shares)
Highest traded price per security: **	USD16,95
Weighted average price per security:	USD16,6582
Lowest traded price per security: **	USD16,40
Total value:	USD427,016.30
Nature of transaction:	On-market sale of ADSs through the NYSE
Nature and extent of director’s interest:	Direct beneficial
Clearance to deal received:	Yes

Name of director:	Stefan Joselowitz
Transaction date:	April 2, 2019
Class of securities:	ADS*
Number of securities	34,366 (made up of 859,150 ordinary shares)
Highest traded price per security: **	USD16,57
Weighted average price per security:	USD16,3901
Lowest traded price per security: **	USD16,27
Total value:	USD563,262.18
Nature of transaction:	On-market sale of ADSs through the NYSE
Nature and extent of director’s interest:	Direct beneficial
Clearance to deal received:	Yes
* One American Depositary Share represents 25 ordinary shares.
**Highest and lowest traded prices per security on the market on the day.

Stefan Joselowitz reiterates, “I am proud of the great company we have built since I founded MiX Telematics in 1996. My stake in the company currently represents a significant portion of my investment portfolio and I have reached a stage of life where I need to create some liquidity to partially diversify my investments and begin thinking about estate planning. MiX will continue to be the main component of my investment portfolio once this selling program is completed and I will still be one of the company’s largest shareholders. I am very excited about the future of MiX Telematics and remain focused on executing on our strategic priorities to generate additional value for all shareholders.”

April 4, 2019

JSE sponsor